SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 DRILLING, INC.
             (Exact name of registrant as specified in its charter)

        Nevada                                                  87-0675769
(STATE OF INCORPORATION)                                (I.R.S. EMPLOYER ID NO.)

1981 E. Murray-Holladay Rd., Salt Lake City, Utah                 84117
(Address of principal executive offices)                        (Zip Code)

                                  (801)272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT: 737,200

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT: NONE

Title of each class                               Name of each exchange on which
To be so registered                               Each class is to be registered
Common stock: $0.001 Par value                    N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF AUGUST 31, 2001.

SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 31, 2001: 737,200

Part I
Item 1

Description of Business

     DRILLING, INC., (hereinafter "The Company") was originally incorporated on April 24, 1975 as Domi Associates, Inc., pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of Twenty-five hundred (2500) shares of common stock with No par value. On March 9, 2001, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share and providing for an two hundred to one forward split of the outstanding shares. The amended Articles were filed with the State of Nevada on May 8, 2001.The Company was formed with the stated purpose of conducting any lawful business activity. However, no business was undertaken by the Company until1984. Between June of 1984 and February of 1986, the Company raised $14,860 through private sales of its stock all of which was expended in the evaluation of two specific mining properties in Arizona and New Mexico. In 1991 the Company raised $18,000 through private sales of its stock all of which was expended in the evaluation of an alluvial gold property in Sierra Leone, Africa After review of all reports and subsequent field examinations, it was determined in each instance that the Company either did not have the resources to pursue the project or the project was not economically feasible. All attempts to engage in business ended in 1991, and the Company became dormant.

     The Company never engaged in an active trade or business throughout the period from inception through 2000. In February of 2001, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.


     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The  Company's   principal  executive  offices  are  located  at:  1981  E.
Murray-Holladay Rd., Salt Lake City, Utah 84117.

Business of Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The

Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the offices of its transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since inception. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

     During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

     As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.        Description of Property

     The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of AUGUST 31, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                    Amount and Nature of              Percent
Beneficial Owner                    Beneficial Ownership              of Class
---------------------------         --------------------              --------
Hans Noerring (Pres/Dir)                     120,000                   16.3%
5821 Immigration Canyon
Salt Lake City, Utah 84108

Jean Noerring (Sec/Treas/Dir)                120,000                   16.3%
5821 Immigration Canyon
Salt Lake City, Utah 84108

George D. Davis                               40,000                    5.4%
1099 East Ida Circle
Sandy, Utah 84093


All officers and
directors as a group                         240,000                   32.6%

Item 5

Directors, Executive Officers, Promoters and Control Persons

The Directors and Executive Officers of the Company are as follows:

                                                                   Position
Name               Age               Title                         Held Since
----               ---               -----                         ----------

Hans Noerring*     52          President and Director              2/1/2001

Jean Noerring*     58          Secretary/Treasurer/Dir             2/1//2001

Jack Turner     deceased       President and Director              9/4/1979 thru
                                                                   2/1/2001

Bill Richards      57          Secretary/Treasurer/Dir             9/4/79 thru
                                                                   2/1/2001

* Husband and Wife

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

Hans Noerring: Director and President

     Mr. Noerring, since 1987 has been employed by Reynolds Construction as a truck driver. Previous to that he was employed by Coca Cola of Salt Lake City from 1980 -87, Superior Floor Covering of Salt Lake City from 1975-79, and for Southeast Furniture of Salt Lake City from 1970-75.

Jean Noerring: Director, Treasurer/Secretary

     Mrs. Noerring retired in 1999. Prior to that she worked as a telemarketing supervisor from 1997-99 and as a secretary from 1983 -96.

Jack Turner: Former President and Director

     Mr. Turner graduated from the University of Nevada with a degree in geology. From 1951 to 1986 he worked in the mining industry. From 1986 to 1998 he was a private geologist consultant. Since 1998 until his death in January of 2001 he was semi-retired.

Bill Richards Former Secretary, Treasurer, and Director

     Mr. Richards graduated from the University of Utah with a degree in geology. He retired in 1996 after spending over 20 years as an private geological consultant.

Item 6.       Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1999 and 2000, nor at any time during 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.        Certain Relationships and Related Transactions

     In May of 2001, in a private transaction, the Company sold 120,000 shares each to Hans Noerring and Jean Noerring in order to fund certain expenses of the Company. Aside from those transactions, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8.        Description of Securities

Common Stock

     The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 737,200 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority.

     The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

     The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of August 31, 2001 there were 26 holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 737,200 shares of common stock. Of this total, all shares, excepting those issued to in May of 2001, were issued in transactions more than two years ago. (A forward 200-for-1 stock split occurred on May 8, 2001 increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 240,000 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. These 240,000 shares were sold less than two years ago and are what is commonly known as "restricted securities". As such they may not be resold except pursuant to an effective registration statement or an applicable exemption from registration. The remaining 497,200 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

Transfer Agent & Dividend Policy

     The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray Holliday Road, Salt Lake City, Utah 84117, (801) 272-9294 its transfer agent.


     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item 2.       Legal Proceedings

     The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item 3.       Changes in and Disagreements with Accountants

     Item 3 is not applicable to this Form 10-SB.


Item 4.       Recent Sales of Unregistered Securities

     In May of 2001, in a private transaction, the Company sold 120,000 shares each to Hans Noerring and Jean Noerring in order to fund certain expenses of the Company. The transactions are deemed exempt pursuant to Section 4(2) of the Act.

     All other issues of securities by the Company were made more than three years ago.


Item 5.       Indemnification of Directors and Officers

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.


PART F/S

Financial Statements and Supplementary Data


     The Company's financial statements for the years ended December 31, 2000, 1999, and the period April 24, 1975 (date of inception) to AUGUST 31, 2001, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eight (8) pages, in response to Part F/S of this Form 10-SB.

ANDERSEN ANDERSEN & STRONG, L.C.
--------------------------------
Certified Public Accountants and Business Consultants
                                                  941 East 3300 South, Suite 202
                                                      Salt Lake City, Utah 84106
                                                          Telephone 801 486-0096
Member SEC Practice Section of the AICPA                        Fax 801 486-0098


Board of Directors
Drilling, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Drilling, Inc. (development stage company) at August 31, 2001, December 31, 2000 and December 31, 1999, and the statements of operations, stockholders' equity, and cash flows for the eight months ended August 31, 2001, and the years ended December 31, 2000 and 1999 and the period April 24, 1975 (date of inception) to August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drilling, Inc. at August 31, 2001, December 31, 2000 and December 31, 1999 and the results of operations, and cash flows for the eight months ended August 31, 2001 and the years ended December 31, 2000 and 1999 and the period April 24, 1975 (date of inception) to August 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have sufficient working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
October 4, 2001                                   s\Andersen Andersen and Strong


                                         DRILLING, INC.
                                   (Development Stage Company)
                                         BALANCE SHEETS
                    August 31, 2001, December 31, 2000, and December 31, 1999

-----------------------------------------------------------------------------------------------


                                                                Aug 31,     Dec 31,     Dec 31,
                                                                 2001        2000        1999
                                                               --------    --------    --------
ASSETS
CURRENT ASSETS

   Cash                                                        $   --      $   --      $   --
                                                               --------    --------    --------
      Total Current Assets                                     $   --      $   --      $   --
                                                               ========    ========    ========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable                                           $   --      $   --      $   --
                                                               --------    --------    --------
       Total Current Liabilities                                   --          --          --
                                                               --------    --------    --------

STOCKHOLDERS' EQUITY

    Common stock
         100,000,000 shares authorized  at $0.001 par value;
         737,200 shares issued and outstanding on August 31;        737         497         497
         497,200 on December 31, 2000 and 1999
    Capital in excess of par value                               44,123      32,363      32,363
    Accumulated deficit during development stage                (44,860)    (32,860)    (32,860)
                                                               --------    --------    --------

       Total Stockholders' Equity                                  --          --          --
                                                               --------    --------    --------

                                                               $   --      $   --      $   --
                                                               ========    ========    ========




           The accompanying notes are an integral part of these financial statements.


                                   DRILLING, INC.
                           ( Development Stage Company )
                              STATEMENT OF OPERATIONS
           For the Eight Months Ended August 31, 2001 and the Years Ended
             December 31, 2000 and 1999 and the Period April 24, 1975
                       (date of inception) to August 31, 2001

----------------------------------------------------------------------------------


                               Aug 31,      Dec 31,    Dec 31,      Apr 24, 1975
                                2001         2000       1999       to Aug 31, 2001
                             -----------   --------   ---------    ---------------
REVENUES                     $      --     $    --     $    --     $        --

EXPENSES                          12,000        --          --              44,860
                             -----------   ---------   ---------   ---------------

NET LOSS                     $   (12,000)  $  --       $    --     $       (44,860)
                             ===========   =========   ==========  ===============






NET LOSS PER COMMON SHARE

   Basic                     $      (.02)  $    --     $    --
                             -----------   ---------   ---------



AVERAGE OUTSTANDING SHARES

    Basic                        637,200     497,200     497,200
                             -----------   ---------   ---------










     The accompanying notes are an integral part of these financial statements.



                                 DRILLING, INC.
                          ( Development Stage Company )
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      For the Period April 24, 1975 (date of inception ) to August 31, 2001

-----------------------------------------------------------------------------------------


                                              Common Stock      Capital in
                                          -------------------   Excess of    Accumulated
                                           Shares     Amount    Par Value      Deficit
                                          --------   --------   ---------   ------------
Balance April 24, 1975                        --     $   --     $   --      $    --

Issuance of common shares for cash          29,200         29      1,431        --
   at $.05 - September 9, 1984

Net operating loss for the year ended
   December 31, 1984                          --         --         --          (1,460)

Issuance of common shares for cash
 at $.05 - July 23, 1985                   160,000        160      7,840        --

Net operating loss for the year ended
   December  31, 1985                         --         --         --          (8,000)

Issuance of common shares for cash
   at $.05 - February 12, 1986             108,000        108      5,292        --

Net operating loss for the year ended
   December 31, 1986                          --         --         --          (5,400)

Issuance of common shares for cash
   at $.09 - December 18, 1991             200,000        200     17,800        --

Net operating loss for the year ended
   December 31, 1991                          --         --         --         (18,000)
                                          --------   --------   --------    -----------

Balance  December 31, 1999 & 2000          497,200        497     32,363      (32,,860)

Issuance of common shares for cash
   at $.05 - May 20, 2001                  240,000        240     11,760        --

Net operating loss for the eight months
   ended August 31, 2001                      --         --         --         (12,000)
                                          --------   --------   --------    -----------

Balance August 31, 2001                    737,200   $    737   $ 44,123    $  (44,860)
                                          ========   ========   ========    ==========





   The accompanying notes are an integral part of these financial statements.



                                         DRILLING, INC.
                                  ( Development Stage Company )
                                     STATEMENT OF CASH FLOWS
                 For the Eight Months Ended August 31, 2001 and the Years Ended
                    December 31, 2000 and 1999 and the Period April 24, 1975
                             (date of inception) to August 31, 2001

-----------------------------------------------------------------------------------------------


                                                   Aug 31,    Dec 31,   Dec 31,  Apr 24, 1975 to
                                                    2001       2000      1999     Aug 31, 2001
                                                  --------    -------   ------   --------------
CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                       $(12,000)   $  --     $ --       $ (44,860)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

         Changes in accounts payables                 --         --       --           --


         Net Cash Flows Used in Operations         (12,000)      --       --         (44,860)
                                                  --------    -------   ------      --------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                      --         --       --           --
                                                  --------    -------   ------      --------

CASH FLOWS FROM FINANCING
   ACTIVITIES

         Proceeds from issuance of common stock     12,000       --       --          44,860
                                                  --------    -------   ------      --------

   Net Change  in Cash                                --         --       --            --

   Cash at Beginning of Period                        --         --       --            --
                                                  --------    -------   ------      --------

   Cash at End of Period                          $   --      $  --     $ --       $    --
                                                  ========    =======   ======      ========








           The accompanying notes are an integral part of these financial statements.

                                 DRILLING, INC.
                          ( Development Stage Company )
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on April 24, 1975 with authorized common capital stock of 2,500 shares with no par value with the name "Domi Associates, Inc." On March 9, 2001 the name was changed to "Drilling, Inc." with an increase in the authorized common capital stock to 100,000,000 with a par value of $0.001 and a forward stock split of 200 shares for each outstanding share.

The principal business activity of the Company has been the acquisition and development of mineral properties. During 1992 the Company abandoned the activity and became inactive.

This report has been prepared showing after stock split shares with a par value of $0.001 from inception.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

On August 31, 2001, the Company had a net operating loss available for carry forward of $44,860. The tax benefit of $13,458 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss will expire starting in 2000 through 2022.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, securities, and accounts payable, are considered by management to be their estimated fair values.

                                 DRILLING, INC.
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

4.  RELATED PARTY TRANSACTIONS

Related parties have acquired 32% of the common stock.

5.  GOING CONCERN

The Company does not have the working capital necessary to service its liabilities and for its planned activity which raises substantial doubt about its ability to continue as a going concern.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.

PART III



                                  EXHIBIT INDEX


             Exhibit
              Number                  Description
              ------                  -----------

              3(i)    Articles of Incorporation
              3(ii)   Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                      None

               16     Letter re Change in Certifying Accountant

                       None

               21     Subsidiaries of the Registrant

                      None

SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DRILLING, INC.
                                                    (Registrant)

                                                    By: s/ Hans Noerring
                                                    ----------------------------
                                                    Hans Noerring
                                                    President and Director

Dated: 15th day of October, 2001.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of October, 2001.


s/ Hans Noerring
-------------------------------------
Hans Noerring
Director and Chief Executive Officer



s/ Jean Noerring
-------------------------------------
Jean Noerring
Director and Treasurer




                                      II-2